
January 16, 2015

Via E-mail
Oeshadebie Toelaram-Waterford
Chief Executive Officer
Trimax Consulting, Inc.
319 S. Robertson Blvd., 2nd Floor
Beverly Hills, CA 90211

> **Re: Trimax Consulting, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 2, 2015**
> **File No. 333-200344**

Dear Ms. Toelaram-Waterford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 of our letter dated December 19, 2014. Your disclosure still contains discrepancies. For example, on page 30 you state that you anticipate the cost of being a reporting public company over the next 12 months to be approximately $30,000. Please revise.

Business Operations

Revenues

2. We note your additional disclosure in response to comment 10 of our letter dated December 19, 2014 which states that the monthly fee for Innovation is $2,000 per month. However, the Consulting Agreement filed as Exhibit 10.1 indicates that you will receive

$1,500 per month from Innovation for your services. Please revise to reconcile this discrepancy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3. We note your additional disclosure in response to comment 11 of our letter dated December 19, 2014. Please also provide disclosure of the expected sources of funding to reach your milestones and how you intend to meet each milestone if you cannot receive funding. In addition, we note your statement on page 13 that you believe the net proceeds of this offering will be sufficient to satisfy operating requirements for the next twelve months. The maximum net proceeds from this offering are $375,000, which exceeds the expenditures you have outlined on page 28. Please revise your disclosure to reconcile this discrepancy.

Exhibits

Exhibit 3.1

4. We note your response to comment 18 of our letter dated December 19, 2014 and reissue. Please include a copy of your articles of incorporation in your Exhibits. Refer to Item 601 of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Adam S. Tracy, Esq. (via E-mail)